Exhibit 99.1

Amdocs Limited Reports Fourth Quarter & Full Year Fiscal 2023 Results Initiates Fiscal 2024 Outlook

Record Fiscal 2023 Revenue of $4.89 Billion, up 6.8% YoY as Reported and 7.7% YoY in Constant Currency(1)

Record 12-Month Backlog of $4.15 Billion, up 4.5% YoY

Expects Fiscal 2024 Revenue Growth of 1%-5% YoY as Reported and in Constant Currency(1)

Expects Double-digit Diluted Earnings Per Share Growth in Fiscal 2024, Supported by Accelerated Profitability Improvement

Board Approves 10% Increase of Quarterly Cash Dividend

Full Year Fiscal 2023 Highlights

(All comparisons are against the prior year)

•	Record revenue of $4,888 million, up 6.8% as reported and up 7.7% in constant currency(1), including record revenue of $3,307 million in North America and record revenue of $703 million in Europe

•	Record managed services revenue of $2,857 million, equivalent to approximately 58% of total revenue

•	GAAP diluted EPS of $4.49, up 1.1%

•	Non-GAAP diluted EPS of $5.91, up 11.5%

•

Free cash flow of $698 million, comprised of cash flow from operations of $823 million, less $124 million in net capital expenditures and other(2), and including $20 million of restructuring payments not assumed in full year free cash flow guidance of $700 million

•	Repurchased $490 million of ordinary shares during the fiscal year

•	Record twelve-month backlog of $4.15 billion, up 4.5% as compared to last year’s fourth fiscal quarter, and up approximately $10 million sequentially

(1)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period
(2)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding)

Fourth Quarter Fiscal 2023 Highlights

(All comparisons are against the prior year)

•	Record revenue of $1,243 million, up 6.5% as reported and up 6.3% in constant currency(1); revenue was above the midpoint of $1,220-$1,260 million guidance range

•	Record revenue of $834 million in North America, up 5.0%, and strong growth in Europe, up approximately 20%

•	GAAP diluted EPS of $0.86, above the guidance range of $0.67-$0.81

•	Non-GAAP diluted EPS of $1.42, above the midpoint guidance range of $1.38-$1.44; non-GAAP diluted EPS excludes restructuring charges of $46 million

•

GAAP operating income of $139 million; GAAP operating margin of 11.2%, down 350 basis points as compared to last year’s fourth fiscal quarter and down 360 basis points sequentially, primarily reflecting restructuring charges of $46 million

•

Non-GAAP operating income of $221 million; non-GAAP operating margin of 17.8%, up 20 basis points as compared to last year’s fourth fiscal quarter and unchanged sequentially, reflecting a continued focus on operational excellence

•

The Board of Directors (the “Board”) approved a 10% increase in the Company’s quarterly cash dividend payment from $0.435 per share to $0.479 per share, anticipated to be first paid in April 2024, subject to shareholder approval at the February 2024 annual meeting

•

Our current Chairman of the Board, Mr. Rob Minicucci, has stepped down as Chairman effective as of November 7, 2023, and our current director, Mr. Eli Gelman, is stepping in as the new Chairman of the Board effective as of the same date. We want to thank Mr. Minicucci for his great contribution to the Company during his 12-year tenure as the Chairman of the Board and look forward to him continuing to contribute to the Board as director. We warmly wish Mr. Gelman much success in his new role

JERSEY CITY, NJ – November 7, 2023 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the fourth fiscal quarter and full fiscal year ended September 30, 2023.

“I am pleased to report solid fiscal 2023 results, including strong revenue growth, positive sales momentum, improved profitability, and robust free cash flow. Record revenue of $4.89 billion grew 7.7% in constant currency(1) as we supported our customers’ multi-year journey of digital modernization, network automation, cloud migration, and the deployment and monetization of 5G and fiber networks. North America and Europe had a record year as we accelerated modernization projects at AT&T, T-Mobile, Vodafone, Three Group and others. Revenue from cloud activities grew at a double-digit rate in fiscal 2023 and exceeded 20% of total revenue for the first time as a growing list of customers increasingly recognize our unique industry expertise, superior product offering, strong web-scale partnerships, and an ability to remove complexity by delivering end-to-end, fully accountable cloud migration paths. Additionally, we extended our Generative-AI leadership position, leveraging our Microsoft partnership and Amdocs amAIz framework to already embed telco-specific Generative AI use cases across our latest CES suite,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“Focused execution was a hallmark of fiscal 2023, as we achieved a record number of project milestones while delivering improved operating profitability resulting from the deployment of automation and other sophisticated tools. Similarly, I was pleased with our earnings to cash conversion of roughly 100%. Additionally, managed services had another record year, during which we expanded activities under extended multi-year engagements with customers such as AT&T Cricket, DISH, Three UK, Vodafone Ziggo in Netherlands, and Globe in the Philippines,” said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “Amdocs continues to serve a large and expanding addressable market reflecting our customers critical multi-year modernization journey to cloud-based 5G and fiber networks, Generative AI, and improved consumer and B2B experience. As we enter fiscal 2024, we expect revenue growth of 1% to 5%, impacted by continued revenue headwinds, among which service providers are prioritizing modernization programs in lieu of reduced investments to enhance legacy systems. Having said that, our market and technology leadership positions Amdocs as the industry’s partner of choice for continued modernization and supports an outlook for another year of double-digit cloud revenue growth in fiscal 2024. I am pleased to report that our ongoing efforts to drive operational excellence through automation and other sophisticated tools, including Generative AI, is expected to yield accelerated profitability improvement this year. Additionally, we expect strong earnings to cash conversion and a fourth consecutive year of double-digit earnings per share growth in fiscal 2024, assuming the midpoint of our guidance range.”

Revenue

(All comparisons are against the prior year period)

	In millions
	Three months ended			Twelve months ended
	September 30, 2023			September 30, 2023
	Actual	Previous Guidance	Actual	Previous Guidance
Revenue	$1,243	$1,220 - $1,260	$4,888	—
Revenue Growth, as reported	6.5%	—	6.8%	6.3%-7.1%
Revenue Growth, constant currency (1)	6.3%	—	7.7%	7.2%-8.0%

•	Revenue for the fourth fiscal quarter of 2023 was above the midpoint of Amdocs’ guidance, and includes an immaterial foreign currency movement compared to our guidance assumptions

•	Revenue for the fourth fiscal quarter includes an unfavorable impact from foreign currency movements of approximately $2 million relative to the third quarter of fiscal 2023

•	Revenue for the full year fiscal 2023 includes an unfavorable impact from foreign currency movements of approximately 0.9% year-over-year

Net Income and Earnings Per Share

`	In thousands, expect per share data
	Three months ended		Twelve months ended
	September 30,		September 30,
	2023	2022	2023	2022
GAAP Measures
Net Income	$102,666	$128,936	$542,962	$549,501
Net Income attributable to Amdocs Limited	$102,011	$128,936	$540,709	$549,501
Diluted earnings per share	$0.86	$1.05	$4.49	$4.44
Non-GAAP Measures
Non-GAAP Net Income	$169,009	$157,548	$714,454	$655,147
Non-GAAP Net Income attributable to Amdocs Limited	$168,354	$157,548	$712,201	$655,147
Non-GAAP Diluted earnings per share	$1.42	$1.29	$5.91	$5.30

•

Non-GAAP net income excludes restructuring charges, amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, gain from divestiture of OpenMarket and other, net of related tax effects, in all the periods presented

For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation

•

M&A Activity: On August 22, 2023, Amdocs completed the acquisition of Procom Consulting for a net consideration of approximately $37 million, with additional consideration to be paid later based on the achievement of certain performance metrics; on November 2, 2023, Amdocs completed the acquisition of Astadia for a net consideration of approximately $75 million in cash, with additional consideration to be paid later based on the achievement of certain performance metrics

•

Quarterly Cash Dividend Program: On November 7, 2023, the Board approved the Company’s next quarterly cash dividend payment of $0.435 per share and set December 29, 2023 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on January 26, 2024

•

The Board also approved a 10% increase in the Company’s quarterly cash dividend payment to $0.479 per share, which is anticipated to be first paid in April 2024, provided that the increase is approved by shareholders at the February 2024 annual general meeting of shareholders

•	Share Repurchase Activity: Repurchased $155 million of ordinary shares during the fourth quarter of fiscal 2023

Twelve-month Backlog

Twelve-month backlog was a record $4.15 billion at the end of the fourth quarter of fiscal 2023, up approximately 4.5% as compared to last year’s fourth fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

First Quarter Fiscal 2024 Outlook

In millions, except per share data Q1 2024
Revenue	$1,225-$1,265
GAAP diluted EPS	$1.18-$1.26
Non-GAAP diluted EPS	$1.53-$1.59

•	First quarter revenue guidance assumes negative $5 million sequential impact from foreign currency fluctuations as compared to the fourth quarter of fiscal 2023

•

First quarter non-GAAP diluted EPS guidance excludes equity-based compensation expense of approximately $0.19-$0.21 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.11 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	The impact of recent acquisitions on GAAP diluted EPS will not be known until after Amdocs completes the purchase price allocation

Full Year Fiscal 2024 Outlook

FY 2024, year-over-year growth Guidance
Revenue growth, as reported	1.0%-5.0%
Revenue growth, constant currency(1)	1.2%-5.2%
GAAP diluted EPS growth	11.0%-18.0%
Non-GAAP diluted EPS growth	8.0%-12.0%

FY 2024, in millions Guidance
Free cash flow(2)	~$ 750

•	Full year fiscal 2024 revenue guidance incorporates an expected immaterial impact from foreign currency fluctuations of approximately 0.2% year-over-year

•

Non-GAAP diluted earnings per share growth excludes equity-based compensation expense of approximately $0.77-$0.85 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.43 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	The impact of recent acquisitions on GAAP diluted EPS will not be known until after Amdocs completes the purchase price allocation

•	The impact of recent acquisitions on Amdocs’ non-GAAP diluted earnings per share is expected to be neutral in the full fiscal year 2024

•	Non-GAAP operating margin is anticipated to be within a range of 18.1% to 18.7% for the full year fiscal 2024

•	Non-GAAP effective tax rate is anticipated to be within a range of 13.0% to 17.0% for the full year fiscal 2024

•	Free cash flow(2) is comprised of cash flow from operations, less net capital expenditures and other, and excludes anticipated payments related to restructuring charges

The forward looking statements regarding our first fiscal quarter 2024 and full year fiscal 2024 guidance take into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from certain geopolitical events (including the recent attacks in Israel and evolving conflict), the current inflationary environment, global or regional events, such as the COVID-19 pandemic and the prevailing level of macro-economic, business and operational uncertainty, which have created, and continue to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on November 7, 2023 at 5:00 p.m. Eastern Time to discuss the Company’s fourth quarter of fiscal 2023 results.

To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	restructuring and unusual charges or benefits (such as a gain from divestiture of OpenMarket);

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. Normalized free cash flow is not comparable to free cash flow. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, restructuring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

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About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and large enterprise customers. Our approximately 30,000 employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.89 billion in fiscal 2023.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the recent attacks in Israel and evolving conflict and the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2022 filed on December 13, 2022 and in our Form 6-K furnished for the first quarter of fiscal 2023 filed on February 13, 2023, the second quarter of fiscal 2023 filed on May 22, 2023 and for the third quarter of fiscal 2023 on August 14, 2023.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended September 30,		Fiscal year ended September 30,
	2023	2022	2023	2022
Revenue	$1,242,564	$1,166,504	$4,887,550	$4,576,697
Operating expenses:
Cost of revenue	803,600	751,358	3,159,941	2,957,547
Research and development	97,693	96,218	374,855	354,706
Selling, general and administrative	140,380	129,404	570,707	528,572
Amortization of purchased intangible assets and other	15,601	17,838	57,156	71,075
Restructuring charges	46,365	—	70,901	—

	1,103,639	994,818	4,233,560	3,911,900

Operating income	138,925	171,686	653,990	664,797
Interest and other expense, net	(5,307)	(7,399)	(17,629)	(26,391)
Gain from sale of a business	—	—	—	10,000

Income before income taxes	133,618	164,287	636,361	648,406
Income taxes	30,952	35,351	93,399	98,905

Net income	$102,666	$128,936	$542,962	$549,501

Net income attributable to noncontrolling interests	655	—	2,253	—

Net income attributable to Amdocs Limited	$102,011	$128,936	$540,709	$549,501

Basic earnings per share attributable to Amdocs Limited	$0.86	$1.06	$4.52	$4.47

Diluted earnings per share attributable to Amdocs Limited	$0.86	$1.05	$4.49	$4.44

Basic weighted average number of shares outstanding	118,076	121,449	119,687	122,812

Diluted weighted average number of shares outstanding	118,884	122,320	120,519	123,650

Cash dividends declared per share	$0.435	$0.395	$1.700	$1.545

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended September 30,		Fiscal year ended September 30,
	2023	2022	2023	2022
Revenue	$1,242,564	$1,166,504	$4,887,550	$4,576,697
Non-GAAP operating income	221,105	205,337	868,602	804,894
Non-GAAP net income	169,009	157,548	714,454	655,147
Non-GAAP net income attributable to Amdocs Limited	168,354	157,548	712,201	655,147
Non-GAAP diluted earnings per share	$1.42	$1.29	$5.91	$5.30
Diluted weighted average number of shares outstanding	118,884	122,320	120,519	123,650

Free Cash Flows

(In thousands)

	Three months ended September 30,		Fiscal year ended September 30,
	2023	2022	2023	2022
Net Cash Provided by Operating Activities	$272,371	$216,919	$822,630	$756,719
Purchases of property and equipment, net (a)	(26,557)	(81,819)	(124,362)	(227,219)

Free Cash Flow	$245,814	$135,100	$698,268	$529,500

Normalized Free Cash Flow (b) for the three and fiscal year ended September 30, 2022: $175,708 and $665,327, respectively, excluding net capital expenditures related to the new campus development of $38,683 and $116,359, respectively, payment for acquisition related liability of $1,925 and $16,275, respectively, and tax payment on sale of business of $3,193, for fiscal year ended September 30, 2022.

(a)	The amounts under “Purchase of property and equipment, net” include proceeds from sale of property and equipment of $442 and $521 for the fiscal years ended September 30, 2023 and 2022, respectively.
(b)	Since Q12023, the Normalized Free Cash Flow is no longer applicable.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three Months Ended September 30, 2023
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$803,600	$—	$(12,401)	$4,579	$—	$—	$—	$795,778
Research and development	97,693		(2,285)					95,408
Selling, general and administrative	140,380		(10,107)					130,273
Amortization of purchased intangible assets and other	15,601	(15,601)						—
Restructuring charges	46,365				(46,365)			—

Total operating expenses	1,103,639	(15,601)	(24,793)	4,579	(46,365)	—	—	1,021,459

Operating income	138,925	15,601	24,793	(4,579)	46,365	—	—	221,105
Interest and other expense, net	(5,307)					398		(4,909)
Income taxes	30,952						16,235	47,187

Net income	102,666	15,601	24,793	(4,579)	46,365	398	(16,235)	169,009

Net income attributable to noncontrolling interests	655							655

Net income attributable to Amdocs Limited	$102,011	$15,601	$24,793	$(4,579)	$46,365	$398	$(16,235)	$168,354

	Three Months Ended September 30, 2022
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$751,358	$—	$(8,356)	$3,294	$—	$—	$746,296
Research and development	96,218		(1,538)				94,680
Selling, general and administrative	129,404		(9,213)				120,191
Amortization of purchased intangible assets and other	17,838	(17,838)					—

Total operating expenses	994,818	(17,838)	(19,107)	3,294	—	—	961,167

Operating income	171,686	17,838	19,107	(3,294)	—	—	205,337
Interest and other expense, net	(7,399)				400		(6,999)
Income taxes	35,351					5,439	40,790

Net income	$128,936	$17,838	$19,107	$(3,294)	$400	$(5,439)	$157,548

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Fiscal year ended September 30, 2023
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$3,159,941	$—	$(42,969)	$3,143	$—	$—	$—	$3,120,115
Research and development	374,855		(7,509)					367,346
Selling, general and administrative	570,707		(39,220)					531,487
Amortization of purchased intangible assets and other	57,156	(57,156)						—
Restructuring charges	70,901				(70,901)			—

Total operating expenses	4,233,560	(57,156)	(89,698)	3,143	(70,901)	—	—	4,018,948

Operating income	653,990	57,156	89,698	(3,143)	70,901		—	868,602
Interest and other expense, net	(17,629)					906		(16,723)
Income taxes	93,399						44,026	137,425

Net income	542,962	57,156	89,698	(3,143)	70,901	906	(44,026)	714,454

Net income attributable to noncontrolling interests	2,253							2,253

Net income attributable to Amdocs Limited	$540,709	$57,156	$89,698	$(3,143)	$70,901	$906	$(44,026)	$712,201

	Fiscal year ended September 30, 2022
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,957,547	$—	$(32,096)	$2,785	$—	$—	$—	$2,928,236
Research and development	354,706		(5,631)					349,075
Selling, general and administrative	528,572		(34,080)					494,492
Amortization of purchased intangible assets and other	71,075	(71,075)						—

Total operating expenses	3,911,900	(71,075)	(71,807)	2,785	—	—	—	3,771,803

Operating income	664,797	71,075	71,807	(2,785)	—			804,894
Interest and other expense, net	(26,391)					(1,605)		(27,996)
Gain from sale of a business	10,000				(10,000)			—
Income taxes	98,905						22,846	121,751

Net income	$549,501	$71,075	$71,807	$(2,785)	$(10,000)	$(1,605)	$(22,846)	655,147

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	September 30, 2023	September 30, 2022
ASSETS
Current assets:
Cash and cash equivalents	$520,080	$573,377
Short-term interest-bearing investments	222,451	244,603
Accounts receivable, net, including unbilled of $211,498 and $157,165, respectively	944,477	946,777
Prepaid expenses and other current assets	224,622	238,390

Total current assets	1,911,630	2,003,147
Property and equipment, net	790,923	794,287
Lease assets	160,938	176,884
Goodwill and other intangible assets, net	2,930,580	2,841,137
Other noncurrent assets	631,582	574,938

Total assets	$6,425,653	$6,390,393

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,142,781	$955,658
Lease liabilities	39,960	43,336
Deferred revenue	170,634	253,686

Total current liabilities	1,353,375	1,252,680
Lease liabilities	121,654	138,378
Long-term debt, net of unamortized debt issuance costs	645,696	645,117
Other noncurrent liabilities	737,996	793,940
Total Amdocs Limited Shareholders’ equity	3,523,759	3,517,769
Noncontrolling interests	43,173	42,509

Total equity	3,566,932	3,560,278

Total liabilities and equity	$6,425,653	$6,390,393

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal year ended September 30,
	2023	2022
Cash Flow from Operating Activities:
Net income	$542,962	$549,501
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	195,701	224,535
Amortization of debt issuance cost	579	564
Equity-based compensation expense	89,698	71,807
Gain from sale of a business	—	(10,000)
Deferred income taxes	(60,212)	(3,292)
Loss from short-term interest-bearing investments	2,762	2,728
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	3,457	(64,978)
Prepaid expenses and other current assets	7,891	(3,527)
Other noncurrent assets	(1,532)	19,760
Lease assets and liabilities, net	(4,144)	1,394
Accounts payable, accrued expenses and accrued personnel	158,876	(83,932)
Deferred revenue	(157,829)	(22,456)
Income taxes payable, net	(11,596)	15,648
Other noncurrent liabilities	56,017	58,967

Net cash provided by operating activities	822,630	756,719

Cash Flow from Investing Activities:
Purchase of property and equipment, net(a)	(124,362)	(227,219)
Proceeds from sale of short-term interest-bearing investments	25,984	21,948
Purchase of short-term interest-bearing investments	—	(34,275)
Net cash paid for business and intangible assets acquisitions	(121,818)	(24,430)
Net cash received from sale of a business	—	10,000
Other	(4,301)	(8,525)

Net cash used in investing activities	(224,497)	(262,501)

Cash Flow from Financing Activities:
Repurchase of shares	(489,524)	(508,472)
Proceeds from employee stock option exercises	48,681	82,924
Payments of dividends	(199,460)	(186,073)
Distribution to noncontrolling interests	(1,589)	—
Payment of contingent consideration from a business acquisition	(9,538)	(18,284)

Net cash used in financing activities	(651,430)	(629,905)

Net decrease in cash and cash equivalents	(53,297)	(135,687)
Cash and cash equivalents at beginning of year	573,377	709,064

Cash and cash equivalents at end of year	$520,080	$573,377

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
North America	$834.4	$830.9	$829.0	$812.7	$794.4
Europe	175.5	187.3	171.7	168.7	146.4
Rest of the World	232.6	217.8	222.6	204.3	225.7

Total Revenue	$1,242.6	$1,236.0	$1,223.3	$1,185.7	$1,166.5

	Three months ended
	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
Managed Services Revenue	$718.1	$719.8	$718.9	$699.8	$714.6

	As of
	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
12-Month Backlog	$4,150	$4,140	$4,110	$4,090	$3,970

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